SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                ------------------------------------------------

                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

                ------------------------------------------------


                           Medisys Technologies, Inc.
                                (Name of Issuer)


                         COMMON STOCK, $.0005 PAR VALUE
                         (Title of Class of Securities)


                                    584753103
                                 (CUSIP Number)

                                 April 30, 2001
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 4 Pages)

                                                                                         Page 2 of 4 Pages
------- -----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        AMRO International, S. A.
        None
------- -----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) [  ]
                                                                                            (b) [  ]
------- -----------------------------------------------------------------------------------------------------
3.      SEC USE ONLY
------- -----------------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:     Panama
------- -----------------------------------------------------------------------------------------------------
                          5.   SOLE VOTING POWER
                               6,566,660 shares of Common Stock of the Issuer.
    NUMBER OF SHARES
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
          WITH
------------------------- ---- ------------------------------------------------------------------------------
                          6.   SHARED VOTING POWER
                               None.
------------------------- ---- ------------------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER
                               6,566,660 shares of Common Stock of the Issuer.
------------------------- ---- ------------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER
                               None.
-------- ----------------------------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,566,660 shares of Common Stock of the Issuer.
-------- ----------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                           [  ]
-------- ----------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                   9.9 %
-------- ----------------------------------------------------------------------------------------------------
12.                        TYPE OF REPORTING PERSON
                                                   CO
-------- ----------------------------------------------------------------------------------------------------

Item 1(a).          Name of Issuer.
                    Medisys Technologies , Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices.
                    144 Napoleon Street
                    Baton Rouge, Louisiana  70802

Item 2(a).          Names of Person Filing.
                    AMRO International, S. A.

Item 2(b).          Address of Principal Business Office, or if none, Residence.
                    The address of the principal business office of AMRO International, S. A. is:
                    c/o Ultra Finance
                    Grossmunsterplatz 6
                    P.O. Box 4401
                    Zurich CH 8022
                    SWITZERLAND

Item 2(c).          Citizenship.
                    AMRO International, S.A. is a Panamanian Corporation.

                                                               Page 3 of 4 Pages

Item 2(d).          Title of Class of Securities.
                    Common Stock, $.0005 par value per share.

Item 2(e).          CUSIP Number.
                    584753103

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a: Not applicable. This statement is filed pursuant to Rule 13d-1(c)

Item 4.             Ownership.

     (a) Amount beneficially owned by reporting person, are 6,566,660 shares of Common Stock of the Issuer.

     (b) Percent of Class: The reporting person holds 9.9% of the Issuer's issued and outstanding Common Stock (based on 65,732,335 shares of Common Stock of the Issuer issued and outstanding as of March 31, 2001 as reported in the Issuer's most recently filed Form 10-QSB).

     (c)  Number of shares as to which such person has:

          (i) Sole power to direct the vote: 6,566,660 shares of common stock of the Issuer.

          (ii) Shared power to vote or to direct the vote: None.

          (iii)Sole power to dispose  or direct  the  disposition  of the Common
               Stock: 6,566,660 shares of Common Stock of the Issuer.

          (iv) Shared power to dispose or direct the disposition of: None.

Item 5.             Ownership of Five Percent or Less of a Class.
                    Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.
                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                    Not applicable.

Item 8.             Identification and Classification of Members of the Group.
                    Not applicable.

Item 9.             Notice of Dissolution of Group.
                    Not applicable.

Item 10.            Certification.
                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                                               Page 4 of 4 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     June 26, 2001
                                            -----------------------------------
                                                      (Date)
                                            ------------------------------------
                                             /s/ AMRO International, S. A.
                                              By: H.U. Bachofen, Director
                                             ----------------------------------

                                            ------------------------------------
                                                     (Signature)